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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                        ------------------------------

                                AMENDMENT NO. 2
                             (FINAL AMENDMENT) to
                                SCHEDULE 14D-1

                            Tender Offer Statement
                        Pursuant to Section 14(d)(1) of
                      the Securities Exchange Act of 1934

                                ---------------
                            ELJER INDUSTRIES, INC.
                           (Name of Subject Company)

                          ZURN ACQUISITION CO., INC.
                                      and
                             ZURN INDUSTRIES, INC.
                                   (Bidders)

                    Common Stock, Par Value $1.00 Per Share
                        (Title of Class of Securities)

                                   287161103
                     (CUSIP Number of Class of Securities)

                                 Dennis Haines
                         General Counsel and Secretary
                             Zurn Industries, Inc.
                                One Zurn Place
                           Erie, Pennsylvania  16505
                                (814) 452-2111
                    (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices and
                     Communications on Behalf of Bidders)

                                with a copy to:

                                David G. Heiman
                          Jones, Day, Reavis & Pogue
                              901 Lakeside Avenue
                            Cleveland, Ohio  44114
                                (216) 586-3939
                       ----------------------------------------
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                    The Index to Exhibits Begins on Page 8

                               Page 1 of 8 Pages
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                           CALCULATION OF FILING FEE
================================================================================
           Transaction                                  Amount of
           Valuation                                    Filing Fee
--------------------------------------------------------------------------------
          $189,961,464*                                 $37,993**

================================================================================

* Estimated for purposes of calculating the filing fee only. Such amount was derived by multiplying $24.00, the amount offered for each share of common stock, par value $1.00 per share (the "Shares"), of Eljer Industries, Inc., by the sum of (i) 7,153,657, representing all of the shares issued and outstanding as of December 14, 1996 and (ii) 761,404, representing all of the Shares reserved for issuance upon the exercise of all outstanding options to purchase Shares as of December 14, 1996.

**  1/50th of 1% of the Transaction Valuation.



[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:   $37,993
                       ----------------------------------------------------

Form or Registration No.: Schedule 14D-1
                          ----------------------------------------------------

Filing Party: Zurn Acquisition Co., Inc. and Zurn Industries, Inc.
              ----------------------------------------------------

Date Filed: December 20, 1996
            ----------------------------------------------------

                               Page 2 of 8 Pages
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CUSIP No. 287161103                14D-1                  Page 1 of 2 Pages
-------------------                                       -----------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          ZURN ACQUISITION CO., INC.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                        (b) [X]


3  SEC USE ONLY


4  SOURCES OF FUNDS

                                    BK, AF


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(e) or 2(f)                           [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Delaware


7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   6,755,154 Shares (including 188,968 Shares subject to guaranteed delivery procedures)


8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
   CERTAIN SHARES                                           [ ]


9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                    94.4%

10 TYPE OF REPORTING PERSON

                                      CO
--------------------------------------------------------------------------------

                               Page 3 of 8 Pages
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CUSIP No. 287161103                14D-1                  Page 2 of 2 Pages
-------------------                                       -----------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ZURN INDUSTRIES, INC. 25-1040754


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                        (b) [X]

3  SEC USE ONLY


4  SOURCES OF FUNDS

                         WC, BK


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(e) or 2(f)                           [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Pennsylvania


7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

      6,755,154 Shares (including 188,968 Shares subject to guaranteed delivery procedures)


8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
   CERTAIN SHARES                                          [ ]


9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                    94.4%

10  TYPE OF REPORTING PERSON

                                    CO, HC
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                               Page 4 of 8 Pages
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        This Amendment No. 2 (Final Amendment) amends and supplements the Tender
 Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on December 20, 1996, as amended by Amendment No. 1 to Schedule 14D-1 filed with the Commission on January 6, 1997 (the original filing, as amended, the "Schedule 14D-1"), by Zurn Industries, Inc., a Pennsylvania corporation ("Parent"), and Zurn Acquisition Co., Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), as bidders, with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Eljer Industries, Inc., a Delaware corporation, at a purchase price of $24.00 per Share, net to the seller in cash.

        Except as otherwise indicated herein, the information set forth in the
Schedule 14D-1 remains unchanged and each capitalized term used herein and not defined shall have the meaning ascribed to such term in the Schedule 14D-1.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6(a)-(b) is hereby amended and supplemented by adding at the end thereof the following:

     The Offer expired at 12:00 midnight, New York City time, on Tuesday, January 21, 1997. The Parent issued a press release on January 22, 1997 in which it disclosed that the Depositary had informed it that 6,755,154 Shares (approximately 94.4% of the outstanding Shares) were tendered and not withdrawn prior to the expiration of the Offer, including 188,968 Shares tendered pursuant to guaranteed delivery procedures. The Parent also announced that all of the Shares tendered and not withdrawn pursuant to the Offer (including Shares subject to guaranteed delivery procedures) were accepted for payment.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by adding the following Exhibit:

     (a)(9)  Text of Press Release issued on January 22, 1997

                               Page 5 of 8 Pages
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                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 22, 1997



                              ZURN ACQUISITION CO., INC.


                              By:  /s/ Robert R. Womack
                                   -----------------------------
                                   Name:  Robert R. Womack
                                   Title: President


                               Page 6 of 8 Pages
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                                  SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 22, 1997



                              ZURN INDUSTRIES, INC.


                              By:  /s/ Robert R. Womack
                                  ------------------------------
                                  Name:   Robert R. Womack
                                  Title:  Chairman and Chief
                                          Executive Officer


                               Page 7 of 8 Pages
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                               INDEX TO EXHIBITS


EXHIBIT                                                                 PAGE
-------                                                                 ----

(a)(9)  Text of Press Release issued on January 22, 1997                  9

                               Page 8 of 8 Pages